UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Champions Oncology, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

15870P307

(CUSIP Number)

c/o PAR Investment Partners, L.P.

One International Place, Suite 2401

Boston, MA 02110

Attn: Steven M. Smith

(617) 526-8990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15870P307

1.	Names of Reporting Persons. PAR Investment Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 421,782 (1) (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 421,782 (1) (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 444,005 (2) (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Excludes 22,223 shares of common stock issuable upon the exercise of stock options granted to Arthur G. Epker, III in his capacity as a director (the “Director Options”) of the Issuer that are vested or that will vest within 60 days (the “Option Shares”).
(2)	Common stock ownership reflects a 1-for-12 reverse stock split of the Issuer’s common stock which became effective on August 12, 2015.
(3)	Includes 284,282 shares of common stock held directly by PAR Investment Partners, L.P., 137,500 shares of common stock underlying the 2013 Warrant that is held directly by PAR Investment Partners and the Option Shares. PAR Investment Partners, L.P. disclaims Section 13(d) beneficial ownership of the Option Shares and nothing contained in this report shall be deemed to be an admission that PAR Investment Partners, L.P. is or may be the beneficial owner of such shares. The percentage of shares beneficially owned as set forth in row 13 is based on 10,967,491 shares of common stock of the Issuer outstanding as of September 9, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended July 31, 2016, filed on September 14, 2016.

CUSIP No. 15870P307

1.	Names of Reporting Persons. PAR Group, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 421,782 (1) (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 421,782 (1) (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 444,005 (2) (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Excludes the Option Shares.
(2)	Common stock ownership reflects a 1-for-12 reverse stock split of the Issuer’s common stock which became effective on August 12, 2015.
(3)	Includes 284,282 shares of common stock held directly by PAR Investment Partners, L.P., 137,500 shares of common stock underlying the 2013 Warrant that is held directly by PAR Investment Partners and the Option Shares. PAR Group, L.P. disclaims Section 13(d) beneficial ownership of the Option Shares and nothing contained in this report shall be deemed to be an admission that PAR Group, L.P. is or may be the beneficial owner of such shares. The percentage of shares beneficially owned as set forth in row 13 is based on 10,967,491 shares of common stock of the Issuer outstanding as of September 9, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended July 31, 2016, filed on September 14, 2016.

CUSIP No. 15870P307

1.	Names of Reporting Persons. PAR Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 421,782 (1) (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 421,782 (1) (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 444,005 (2) (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Excludes the Option Shares.
(2)	Common stock ownership reflects a 1-for-12 reverse stock split of the Issuer’s common stock which became effective on August 12, 2015.
(3)	Includes 284,282 shares of common stock held directly by PAR Investment Partners, L.P., 137,500 shares of common stock underlying the 2013 Warrant that is held directly by PAR Investment Partners and the Option Shares. PAR Capital Management, Inc. disclaims Section 13(d) beneficial ownership of the Option Shares and nothing contained in this report shall be deemed to be an admission that PAR Capital Management, Inc. is or may be the beneficial owner of such shares. The percentage of shares beneficially owned as set forth in row 13 is based on 10,967,491 shares of common stock of the Issuer outstanding as of September 9, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended July 31, 2016, filed on September 14, 2016.

CUSIP No. 15870P307

1.	Names of Reporting Persons. Arthur G. Epker, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,223 (1) (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 22,223 (1) (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 444,005 (2) (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of the Option Shares.
(2)	Common stock ownership reflects a 1-for-12 reverse stock split of the Issuer’s common stock which became effective on August 12, 2015.
(3)	Includes 284,282 shares of common stock held directly by PAR Investment Partners, L.P. and 137,500 shares of common stock underlying the 2013 Warrant that is held directly by PAR Investment Partners. L.P. Mr. Epker disclaims Section 13(d) beneficial ownership of such shares and nothing contained in this report shall be deemed to be an admission that Mr. Epker is or may be the beneficial owner of such shares. The percentage of shares beneficially owned as set forth in row 13 is based on 10,967,491 shares of common stock of the Issuer outstanding as of September 9, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended July 31, 2016, filed on September 14, 2016.

STATEMENTS ON SCHEDULE 13D

Explanatory Statement.

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to shares of Common Stock (“Common Stock”) of Champions Oncology, Inc. (the “Issuer”). This Amendment No. 3 is being filed on behalf of the following persons (collectively, the “Reporting Persons”): PAR Investment Partners, L.P., PAR Group, L.P., PAR Capital Management, Inc. and Mr. Arthur G. Epker, III. This Amendment No. 3 amends and supplements the Schedule 13D previously filed with the Securities and Exchange Commission on January 30, 2013 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D previously filed with the Securities and Exchange Commission on March 19, 2013 (“Amendment No. 1”) and Amendment No. 2 to the Schedule 13D previously filed with the Securities and Exchange Commission on March 23, 2015 (“Amendment No. 2”, together with Initial Schedule 13D, and Amendment No. 1, the “Schedule 13D”). Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in the Schedule 13D. Except as specifically set forth in this Amendment No. 3, the Schedule 13D remains unmodified.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a)-(b) As of October 28, 2016, PAR Investment Partners may be deemed to beneficially own 444,005 shares of Common Stock, representing approximately 4.0% (determined in accordance with Rule 13d-3 under the Act) of the Issuer’s Common Stock. This amount includes 284,282 shares held directly by PAR Investment Partners, 137,500 shares underlying the 2013 Warrant that is held directly by PAR Investment Partners, and the Option Shares. PAR Investment Partners disclaims beneficial ownership of the Option Shares.

As of October 28, 2016, PAR Group, through its control of PAR Investment Partners as general partner, may be deemed to beneficially own 444,005 shares of Common Stock, representing approximately 4.0% (determined in accordance with Rule 13d-3 under the Act) of the Issuer’s Common Stock. This amount includes 284,282 shares held directly by PAR Investment Partners, 137,500 shares underlying the 2013 Warrant that is held directly by PAR Investment Partners, and the Option Shares. PAR Group disclaims beneficial ownership of the Option Shares.

As of October 28, 2016, PAR Capital Management, through its control of PAR Group as general partner, may be deemed to beneficially own 444,005 shares of Common Stock, representing approximately 4.0% (determined in accordance with Rule 13d-3 under the Act) of the Issuer’s Common Stock. This amount includes 284,282 shares held directly by PAR Investment Partners, 137,500 shares underlying the 2013 Warrant that is held directly by PAR Investment Partners, and the Option Shares. PAR Capital Management disclaims beneficial ownership of the Option Shares.

As of October 28, 2016, Mr. Epker may be deemed to beneficially own 444,005 shares of Common Stock, representing approximately 4.0% (determined in accordance with Rule 13d-3 under the Act) of the Issuer’s Common Stock. This amount includes 284,282 shares held directly by PAR Investment Partners, 137,500 shares underlying the 2013 Warrant that is held directly by PAR Investment Partners, and the Option Shares. Mr. Epker disclaims beneficial ownership of the Investment Shares.

The percentages of shares beneficially owned as set forth above are based on 10,967,491 shares of Common Stock outstanding as of September 9, 2016, as disclosed in Issuer’s Quarterly Report on Form 10-Q, for the period ended July 31, 2016, filed on September 14, 2016.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth on Annex A hereto and is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons dated March 23, 2015 is filed as Exhibit 99.1 hereto. Incorporated herein by reference to Exhibit 99.1 to Amendment No. 2 to the Reporting Persons’ Schedule 13D/A filed March 23, 2015.

Exhibit 99.2	Amended and Restated 2013 Securities Purchase Agreement by and among the Issuer and PAR Investment Partners and certain other investors dated March 13, 2015. Incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed March 17, 2015.

Exhibit 99.3	2015 Amended and Restated Registration Rights Agreement, by and between the Issuer, PAR Investment Partners and certain other investors, dated March 13, 2015. Incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed March 17, 2015.

Exhibit 99.4	Amendment No. 1 to 2013 Warrants dated March 13, 2015. Incorporated herein by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed March 17, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2016

PAR INVESTMENT PARTNERS, L.P.

By:	PAR Group, L.P., its General Partner
By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel.

PAR GROUP, L.P.

By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith

Title: Chief Operating Officer and General Counsel.
/s/ Steven M. Smith

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel.

Annex A

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following table sets forth all transactions relating to the Common Stock effected by the Reporting Persons in the past sixty days that have not been previously reported on Schedule 13D. Unless otherwise noted, all such transactions were effected in the open market through a broker and all prices per share include commissions.

PAR Investment Partners, L.P.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
8/25/2016	(800)	1.828
8/26/2016	(2,000)	1.660
8/26/2016	(35,483)	1.593
8/29/2016	(37,398)	1.610
8/31/2016	(22,900)	1.657
9/1/2016	(15,390)	1.734
9/2/2016	(27,700)	1.514
9/6/2016	(13,479)	1.567
9/7/2016	(300)	1.567
9/8/2016	(16,700)	1.758
9/8/2016	(20,000)	1.750
9/9/2016	(161,000)	1.995
10/21/2016	(100,000)	1.650